Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Turnout of Shareholders at AGM,
Geoff Handley Appointed Chairman of the Board
__________________________________________________________________

Vancouver, Canada – May 24, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today a record shareholder turnout for the Annual General Meeting held yesterday in Vancouver.  A total of 63.5 million votes were cast representing 72% of the issued common shares as of the record date for the meeting.

Shareholders received the 2011 audited financial statements and approved resolutions in favour of the re-election of six directors, the appointment and compensation of KPMG as auditor, and the stock option plan.  The stock bonus plan was withdrawn by management prior to the meeting because of concerns expressed by certain shareholders, even though the Board made minimal use of the plan for situations that required special compensation (only 125,100 shares issued since the plan was started in 2009).

At the Board of Directors meeting following the AGM, Geoff Handley, previously Lead Independent Director, was appointed Chairman of the Board, Rex McLennan re-appointed Chair of the Audit Committee, Ricardo Campoy appointed Chair of the Compensation Committee and Geoff Handley re-appointed Chair of the Governance and Nominating Committee.  Recently retired director Len Harris was appointed Director Emeritus in recognition of his years of stalwart service to the Company.

Bradford Cooke, CEO and previous Chairman, stated, “With Endeavour’s remarkable growth over the past eight years, and with an eye to continued improvement of our corporate governance, I feel the time has come to separate the roles of Chairman and CEO.  Geoff Handley has a wealth of experience in the mining industry at the board level and is a great candidate to lead the Board of Directors as we continue to focus on building a bigger and better company on behalf of the shareholders.  I would also like to thank Len Harris for his years of dedicated service to the Board.  Len actively encouraged management to seek silver opportunities in Mexico in 2003 as one of the first directors of the Company.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. – Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact Hugh Clarke, Vice President, Corporate Communications, Toll free at 877-685-9775, or Tel: (604) 685-9775, Fax: (604) 685-9744, Email hugh@edrsilver.com, Website, www.edrsilver.com.